Exhibit 17.1

October 25, 2010

SUBJECT: Resignation of Officer and Director

This letter is to confirm my resignation as an officer of SUMOTEXT, Inc. effective immediately prior to the appointment of Leif Andersen. In addition, this letter will confirm my resignation as a director of the company effective immediately after the appointment of Leif Andersen as CEO and President.

Regards,

Timothy Miller, President and CEO
SUMOTEXT, Inc.